UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
AMENDMENT NO. 3 TO SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
CASTOR MARITIME INC.
(Name Of Subject Company (Issuer) And Filing Person (Offeror))
Common Share Purchase Warrants issued on April 7, 2021	N/A
(Title of Class of Securities)	(CUSIP Number of Securities)
Petros Panagiotidis
Chairman, Chief Executive Officer, Chief Financial Officer
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol
Cyprus
+357 25 357 767
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With a copy to:
Nikolaos G. Andronikos
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN, England
+44 20 7959 8900
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

EXPLANATORY NOTE
This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) on April 22, 2024, as amended and supplemented by Amendment No. 1 filed with the SEC on April 22, 2024 and Amendment No. 2 filed with the SEC on May 16, 2024 (“Amendment No. 2”), relating to the offer by Castor Maritime Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”), to purchase all of the Company’s outstanding Common Share Purchase Warrants issued on April 7, 2021 (the “Warrants”) at a price of $0.105 per Warrant, net to the seller in cash without interest. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 22, 2024, as amended and supplemented by Amendment No. 2 (as amended and supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal, as amended by Amendment No. 2 (as amended, the “Letter of Transmittal”), which together constitute the “Offer”. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Except as amended hereby to the extent specifically provided in this Amendment No. 3, the information contained in the Schedule TO and the exhibits thereto remains unchanged and is incorporated herein by reference, to the extent relevant, to the items in this Amendment No. 3 and the Schedule TO. This Amendment No. 3 should be read in conjunction with the Schedule TO. All capitalized terms used but not defined in this Amendment No. 3 have the same meanings as in the Schedule TO.
The Schedule TO is hereby amended and supplemented as follows:
Item 11.	Additional Information
Subsection (c) of “Item 11. Additional Information” is hereby amended by adding the following:
(c)
Other Material Information: On June 3, 2024, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 P.M., Eastern time, on May 31, 2024. 10,080,770 Warrants exercisable in the aggregate into 1,008,077 Common Shares were validly tendered and not properly withdrawn prior to expiration of the Offer. The Company expects to accept all of those Warrants for purchase in accordance with the terms of the Offer. Immediately following the retirement and cancellation by the Company of the Warrants purchased pursuant to the Offer, Warrants exercisable in the aggregate into 25,000 Common Shares will remain outstanding. A copy of such press release is filed as Exhibit (a)(5)(iii) to this Amendment No. 3 and is incorporated by reference herein.

Item 12.	Exhibits
Item 12. Exhibits is hereby amended and supplemented as follows:

(a)(1)(i)	Form of Cover Letter to Offer to Purchase and Letter of Transmittal, dated April 22, 2024.*
(a)(1)(ii)	Offer to Purchase, dated April 22, 2024.*
(a)(1)(iii)	Form of Letter of Transmittal.*
(a)(1)(iv)	Form of Cover Letter to Offer to Purchase and Letter of Transmittal, dated May 16, 2024.*
(a)(1)(v)	Amended and Restated Offer to Purchase, dated May 16, 2024.*
(a)(1)(vi)	Amended Form of Letter of Transmittal.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press Release, dated April 22, 2024.*
(a)(5)(ii)	Press Release, dated May 16, 2024.*
(a)(5)(iii)	Press Release, dated June 3, 2024.
(b)	Not applicable.
(d)(1)
Securities Purchase Agreement by and between Castor Maritime Inc. and the purchasers identified on the signature pages thereto, dated April 5, 2021, incorporated by reference to Exhibit 4.2 of the Company’s report on Form 6-K furnished to the SEC on April 7, 2021.

(d)(2)	Form of Common Share Purchase Warrant incorporated by reference to Exhibit 4.3 of the Company’s report on Form 6-K furnished to the SEC on April 7, 2021.
(d)(3)
Stockholder Rights Agreement by and between Castor Maritime Inc. and American Stock Transfer & Trust Company, LLC, as rights agent, dated as of November 20, 2017, incorporated by reference to Exhibit 10.2 to the Company’s registration statement on Form F-4 filed with the SEC on April 11, 2018.

(d)(4)
Share Purchase Agreement by and between Castor Maritime Inc. and Toro Corp., dated as of August 7, 2023, incorporated by reference to Exhibit 99.2 to the Company’s report on Form 6-K furnished to the SEC on August 8, 2023.

(d)(5)
Statement of Designation of Rights, Preferences and Privileges of 5.00% Series D Cumulative Perpetual Convertible Preferred Shares of Castor Maritime Inc., incorporated by reference to Exhibit 99.1 to the Company’s report on Form 6-K furnished to the SEC on August 8, 2023.

(d)(6)
Equity Distribution Agreement by and between Castor Maritime Inc. and Maxim Group LLC, dated as of May 23, 2023, incorporated by reference to Exhibit 1.1 to the Company’s report on Form 6-K furnished to the SEC on May 23, 2023.

(d)(7)
Amended and Restated Master Management Agreement, dated July 28, 2022, by and among Castor Maritime Inc., its shipowning subsidiaries and Castor Ships S.A., incorporated by reference to Exhibit 4.16 to the Company’s annual report on Form 20-F filed with the SEC on March 8, 2023.

(d)(8)
Addendum No.1 to the Amended and Restated Master Management Agreement, dated November 18, 2022, by and among Castor Maritime Inc., its shipowning subsidiaries, its ex-shipowning subsidiary and Castor Ships S.A., incorporated by reference to Exhibit 4.17 to the Company’s annual report on Form 20-F filed with the SEC on March 8, 2023.

(d)(9)
Contribution and Spin Off Distribution Agreement entered into by and between Castor Maritime Inc. and Toro Corp., dated March 7, 2023, incorporated by reference to Exhibit 4.18 to the Company’s annual report on Form 20-F filed with the SEC on March 8, 2023.

(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CASTOR MARITIME INC.

Dated: June 3, 2024	By:	/s/ Petros Panagiotidis
	Name:	Petros Panagiotidis
	Title:	Chairman, Chief Executive Officer and Chief Financial Officer